UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

200 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

1

Management’s Discussion and Analysis
for the Three Month Period Ended February 28, 2006

Contact Information

ALBERTA STAR DEVELOPMENT CORP.

200 – 675 West Hastings Street

Vancouver, British Columbia

V6B 1N2

Telephone: (604) 681-3131

Facsimile: (604) 801-5499

Contact Name: Tim Coupland, President

ALBERTA STAR DEVELOPMENT CORP.

Management’s Discussion and Analysis

for the Three Month Period Ended February 28, 2006

This management’s discussion and analysis (“MD&A”), dated April 21, 2006 should be read in conjunction with the accompanying unaudited financial statements and notes for the three month period ended February 28, 2006. The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Except as noted, all financial amounts are expressed in Canadian dollars.

This MD&A contains statements that are forward-looking in nature, involving known and unknown risks and uncertainties such as general economic and business conditions, operating costs, changes in foreign currency exchange rates, and other factors. Since forward-looking statements address future events and conditions, by their nature, they involve inherent risks and uncertainties. Therefore, actual results may be materially different from those expressed or implied in such statements.

Additional information is available on SEDAR and may be accessed at www.sedar.com.

Overview

Alberta Star Development Corp. (“Alberta Star” or the “Company”) is engaged in the acquisition, exploration and development of exploration properties in Canada’s Northwest Territories. These properties are in the exploration stage, Alberta Star does not generate income or cash flow from its operations. Alberta Star’s outlook is dependent on the global demand for the minerals that it is seeking on its properties, namely copper, gold, silver, cobalt and uranium. In September 2005, the Company completed a $10,500,000 financing that will provide sufficient funds to complete the Company’s exploration and drilling budgets through November 30, 2006.  Since 28 February 2006, the Company has received $1,884,783 through the exercise of options and warrants and currently holds $14,517,736 in the bank.

Properties

Alberta Star’s exploration property assets consist of:

Longtom Property – Longtom Lake, Northwest Territories

The Company has owned, since inception, a 50% interest, subject to a 2% net smelter returns royalty (“NSR”), in the Longtom Property located about 350 kilometers (“km”) northwest of Yellowknife, Northwest Territories. Alberta Star has the option to acquire the remaining 50% interest in the Longtom Property for $315,000. At Alberta Star’s option, it may pay half of this amount through the issuance of its common shares based on the average closing price for the five trading days immediately preceeding and immediately following the date of exercise. Alberta Star must exercise the option if it incurs $5,000,000 in exploration of the property.

Alberta Star has entered into an agreement with Fronteer Development Group Inc. (“Fronteer”) whereby Fronteer may acquire a 75% interest in the entire property by paying $15,000 in cash and incurring $500,000 in exploration expenditures on the property in stages by October 27, 2006. Alberta Star and Fronteer are exploring the Longtom Property for indications of base and precious metals and uranium.

Fronteer has informed Alberta Star that due to other projects and priorities, additional work may continue on the Longtom Property at a later date.

Longtom Property (Target 1) – Longtom Lake, Northwest Territories

During the year ended November 30, 2003, the Company acquired a 50% interest in a 1,781.9 hectares (“ha”) mineral property located in the Longtom Lake area of the Northwest Territories for a cash payment of $15,000 (paid) and the issuance of 200,000 of its common shares (issued and valued at $56,000).

No work is currently planned on the Longtom Property (Target 1) due to other projects and priorities.

Longtom Property (Target 2) – Longtom Lake, Northwest Territories

During the year ended November 30, 2003, the Company acquired a 50% interest in a 2,530.8 ha mineral property located in the Longtom Lake area of the Northwest Territories for a cash payment of $15,000 (paid) and issuance of 200,000 of its common shares (issued and valued at $48,000).

During the three month period ended February 28, 2006, the Company abandoned its interest in the Longtom Property (Target 2).

Dixie Lake Property – Red Lake, Ontario

During the year ended November 30, 2003, the Company entered into an agreement with Fronteer to acquire a 50% interest in the Dixie Lake Property, located in the Red Lake Belt of Ontario.

During the year ended November 30, 2005, the Company notified Fronteer that it will not be continuing work on the Dixie Lake Property and therefore formally dropped its option on the property due to disappointing resource calculation estimates provided to the Company by SRK Consulting.

Shabu Lake Property – Red Lake, Ontario

During the year ended November 30, 2005, the Company abandoned its interest in the Shabu Lake Property.

Dent Gold Property – Red Lake, Ontario

During the year ended November 30, 2005, the Company abandoned its interest in the Dent Gold Property.

MacInnis Lake Property – MacInnis Lake, Northwest Territories

During the year ended November 30, 2005, the Company acquired a 100% interest, subject to a 2% NSR, in 12 mineral claims (the “MacInnis Lake Uranium Claims”) and three additional mineral claims (the “Kult Claims”) located approximately 275 km southeast of Yellowknife, Northwest Territories, collectively known as the MacInnis Lake Property. The acquisition completed after a cash payment by the Company of $100,000 and the issuance of a total of 650,000 of its common shares (valued at $70,500).

In the same period, Alberta Star entered into an option agreement with Max Resource Corp. (“Max Resource”), whereby Max Resource may earn up to a 50% undivided, right, title and interest in the MacInnis Lake Property by paying Alberta Star $30,000 cash (received); issuing 200,000 common shares of common shares in Max Resource (received and valued at $82,000) to Alberta Star; and by spending $2 million in exploration work over five years by April 1, 2010 of which $301,730 has been spent.

The MacInnis Lake Uranium Claim block consists of 10,596.55 ha located in the Nonacho Basin 150 km northeast of Fort Smith, Northwest Territories and 233 km northwest of Athabasca Lake, Saskatchewan.

The MacInnis Lake Uranium project is considered to be an unconformity-associated uranium deposit type. Unconformity-related uranium deposits can be extremely high grade and can average up to 10% or more uranium; this is the same type of setting for the majority of the uranium deposits in the Athabasca Basin. The MacInnis Lake Uranium Claim block is known to have widespread surface uranium mineralization, and contains 28 high-grade uranium outcrops, some of which were drilled between 1954 and 1988. All uranium exploration and drilling datasets from the MacInnis Lake Project have been archived and recorded by the Geological Survey of Canada.

The Company has halted exploration activities on this property pending resolution of permit issues.

Meridian Lake Property – Reliance, Northwest Territories

During the year ended November 30, 2005, the Company entered into an option agreement with Fortune Minerals Limited (“Fortune”), to acquire a 50% undivided interest in the Meridian Lake Property located 10 km southwest of Fort Reliance, Northwest Territories. In order to exercise the option, Alberta Star must make cash payments of $80,000, of which $10,000 has been paid, and incur exploration expenditures of at least $1,200,000 over a four year period, by March 18, 2009.

On February 16, 2006, Alberta Star gave formal notice to Fortune that it will not be proceeding with the Meridian Lake project.

Contact Lake Mineral Claims – Contact Lake, Northwest Territories

During the year ended November 30, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 1% NSR, in five mineral claims, totalling 1,801.81 ha located in the Contact Lake area, 680 km north of Yellowknife, Northwest Territories. The acquisition was completed after payment of $60,000 and the issuance of 300,000 of the Company’s common shares, at a deemed value of $72,000. Alberta Star completed additional staking in the area in order to increase the project size to 10,601.56 ha. Collectively the properties are known as the Contact Lake Mineral Claims.

On August 4, 2005, the Company completed a National Instrument 43-101 Technical Report on the Contact Lake Property. On August 22, 2005 the Company received formal approval from the Sahtu Land and Water Board and was issued a “Class A” five year drilling permit for its Contact Lake iron oxide, copper, gold, silver, cobalt and uranium project.

On November 23, 2005, the Company announced that it had formally submitted and filed its legal plan of survey and application for lease and notice of the lease for the Contact Lake mineral properties with the Government of Canada Mine Recorders office. The survey to lease was performed in accordance with Canadian mining regulations by Sub-Arctic Surveys Ltd. of Yellowknife, Northwest Territories.

The historic Contact Lake Mine site is situated within the survey area and between 1934 and 1979, produced of 627,000 ounces of silver and 6,933 pounds of uranium.

The Company expects to continue with its 2005/2006 Contact Lake Project exploration program, which will include mapping, sampling, geophysics and drill targeting. The Company expects to complete a minimum of 5,000 to 10,000 meters (“m”) of diamond drilling by November 30, 2006.

North Contact Lake Mineral Claims – Contact Lake, Northwest Territories

In December 2005, the Company completed the acquisition of a 100% interest, subject to a 2% NSR, in 6,200.98 ha of minerals claims located at the northeastern extension of Contact Lake, in the Northwest Territories. The interest, situated on the east side of Great Bear Lake, Northwest Territories, 681 km north of the city of Yellowknife, consists of 11 contiguous mineral claims.

The interest was acquired by the Company paying $75,000 and by issuing 250,000 of its common shares at a deemed value of $182,500. The Company may purchase 1% of the NSR for a one-time payment of $1,000,000.

This acquisition is the northeastern extension of the Contact Lake Project and includes the Contact Lake – Echo Bay Stato-volcanic complex, which has hundreds of known or recorded mineral occurrences identified in Proterozoic rocks. The claim block and surrounding area covers extensive alteration zones that can be traced for over one km in length and over 200 m in width.

This acquisition expands the Company’s interests from north of Port Radium to the southern extension of Contact Lake, making the Company the first Canadian mineral exploration company in 75 years to successfully stake and control one entirely contiguous land package, of over 50,000 ha, in the region.

Port Radium – Glacier Lake Mineral Claims, Northwest Territories

During the year ended November 30, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR in four mineral claims totalling 2,424.23 ha; collectively known as the Port Radium-Glacier Lake Mineral Claims. The properties are situated 1.5 km east of Port Radium on Great Bear Lake, Northwest Territories. The interest was acquired by the Company paying $30,000 of cash and issuing 360,000 common shares, valued at $72,000. The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

The Company expects to proceed with its 2006/2007 Port Radium-Glacier Lake Mineral Properties exploration program, which will include mapping, sampling, geophysics, and diamond drilling through November 30, 2006.

Port Radium – Crossfault Lake Mineral Claims, Northwest Territories

On October 3, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR, in five mineral claims totalling 1,820.57 ha located north of Port Radium, Northwest Territories, known as the Port Radium – Crossfault Lake Mineral Claims. The acquisition completed after payment by the Company of $60,000 and issuance of 450,000 of its common shares (valued at $297,000). One-half of the NSR may be purchased for a one-time payment of $1,000,000 by the Company.

The Company expects to proceed with its 2006/2007 Port Radium – Crossfault Lake Mineral Properties exploration program, which will include mapping, geophysics, and diamond drilling through to November 30, 2006.

Port Radium – Eldorado Mineral Claims, Northwest Territories

During the year ended November 30, 2005, the Company entered into a lease agreement with South Malartic Exploration Inc. to purchase a 50% undivided interest, title and right in three mineral claims totalling 106.52 ha, located at Port Radium on Great Bear Lake, Northwest Territories for cash payment of $20,000 (paid).

Summary of Quarterly Results

The following is selected financial information from Alberta Star’s eight most recently completed fiscal quarters:

Quarter Ended	Net Income (Loss)	Basic Income (Loss) per Share	Fully Diluted Income (Loss) per Share

February 28, 2006	($235,130)	($0.01)	($0.01)
November 30, 2005	($846,099)	($0.01)	($0.01)
August 31, 2005	($1,059,803)	($0.03)	($0.03)
May 31, 2005	($440,439)	($0.01)	($0.01)
February 28, 2005	($486,469)	($0.01)	($0.01)
November 30, 2004	$158,347	-	-
August 31, 2004	($450,527)	($0.02)	($0.02)
May 31, 2004	($368,246)	($0.01)	($0.01)

The Company did not generate any revenues or have extraordinary items or results from discontinued operations in the period covered.

The Company’s net loss of $235,130 for the three month period ended February 28, 2006 includes $448,827 of expenses relating to mineral properties and $1,396,471 of general and administrative costs.  Included in general and administrative costs are stock based compensation expense of $1,151,458 related to the granting of 3,250,000 stock options.  A future income tax recovery of $1,478,400 is also included in the loss.  The future income tax recovery represents the benefit of previously unrecognized future income tax assets realized to offset a future income tax liability arising when Canadian exploration expenditures were renounced to the Company’s shareholders as part of flow through financings.  Mineral property expenditures related largely to the acquisition of the North Contact Lake Mineral Claims and exploration of the Contact Lake Mineral Claims.  In the three months period ended February 28, 2006, there were no losses on the sale of or write-offs of property, plant and equipment.

The Company’s net loss of $846,099 for the three month period ended November 30, 2005 includes $598,299 of expenses relating to mineral properties and $247,800 of general and administrative costs. In this three month period, there were no losses on the sale of or write-offs of property, plant and equipment, as well as no recorded future income tax recoveries. Mineral property expenditures related largely to the acquisition and exploration of the Contact Lake Mineral Claims.

The loss of $1,059,803 for the three month period ended August 31, 2005 includes mineral property expenses of $767,033 and general and administrative expenses of $292,770 respectively. The loss also includes stock based compensation expense of $185,580 related to the granting of 2,000,000 stock options. Mineral property exploration expenses related to Contact Lake ($689,579) and included camp and field costs ($106,254), consulting, geology and engineering fees ($164,615), transportation ($156,722) and airborne geophysics ($129,962). These costs were associated with the mapping, land surveying, airborne helicopter geophysics on the Contact Lake Property.

The Company’s net loss of $440,439 for the three month period ended May 31, 2005 consisted of mineral property expenditures and general and administration expenditures of $284,450 and $155,989 respectively. Mineral property expenditures related mainly to the Contact Lake property ($174,805). General and administrative expenses included advertising and promotion ($45,579), consulting and management fees ($17,700) and legal and accounting fees ($20,370).

The Company’s net loss of $486,469 for the three month period ended February 28, 2005 consisted of mineral property expenditures and general and administration expenditures of $300,405 and $187,380 respectively. Mineral property expenditures related mainly to the Dixie Lake property ($102,853) and MacInnis Lake Property ($169,834). General and administrative expenses included advertising and promotion ($15,689), consulting and management fees ($39,200) and legal and accounting fees ($52,538).

The Company’s income of $158,347 for the three month period ended November 30, 2004 consisted mainly of mineral property expenditures of $231,829, general and administration expenses of $157,541 and a future income tax recovery of $547,717. The majority of mineral property expenditures were spent on the Dixie Lake Property and the Longtom Property. The future income tax recovery represents the benefit of previously unrecognized future income tax assets realized to offset a future income tax liability arising when Canadian exploration expenditures were renounced to the Company’s shareholders as part of flow through financings.

The loss of $450,527 for the three month period ended August 31, 2004 consisted of mineral property expenditures of $580,952, general and administration expenses of $148,140 and future income tax recoveries of $278,565. Mineral property expenditures consisted mainly of acquisition costs related to the Dixie Lake Property ($514,553). The future income tax recovery represents the benefit of previously unrecognized future income tax assets realized to offset a future income tax liability arising when Canadian exploration expenditures were renounced to the Company’s shareholders as part of flow through financings.

The Company’s net loss of $368,246 for the three month period ended May 31, 2004 consisted of mineral property expenditures and general and administration expenditures of $212,180 and $156,066 respectively. Mineral property expenditures related mainly to the Dixie Lake property ($173,693). General and administrative expenses included advertising and promotion ($41,039), consulting and management fees ($31,500) and legal and accounting fees ($27,300).

Results of Operations

Summary

Alberta Star incurred a net loss of $235,130 for the three month period ended February 28, 2006 compared to a loss of $486,469 for the three month period ended February 28, 2005. This difference in net loss was due primarily to an increase in mineral property expenditures (increase of $148,422), an increase in general and administration expenditures (increase of $1,209,091) and the recognition of future income tax recoveries related to flow through shares of and $1,478,400, and none for the three month period ended February 28, 2005.  The increase is general and administration expenditures is mainly due to increase in stock-based compensation of $1,151,458.

In general, the Company’s expenses increased in the first quarter of the current fiscal year compared to prior periods related to activity on the acquisition of drilling permits which included environmental studies, aboriginal relations activities, traditional educational knowledge, travel, and detailed sampling and geophysical surveys for the Contact Lake mineral claims. Alberta Star was among the first mineral exploration companies to begin acquiring advanced stage poly-metallic and uranium projects in the Sahtu Land region, prior to the rapid rise of base and precious metals and uranium metal prices and was able to assemble one of the largest contiguous land packages complete with advanced datasets in one of Canada’s most historically famous iron, oxide, copper, gold, silver, cobalt and uranium mineral districts. New mineral discoveries and increased demand particularly for uranium will continue to favour those exploration companies who have properly permitted their mineral property assets.

Mineral Property Expenses

Mineral property expenses comprise (1) operating expenses; (2) acquisition costs; and (3) recoveries. Total expenditures for the three month period ended February 28, 2006 and 2005 are summarized below:

For the Three Month Period Ended February 28, 2006	Operating Expenses $	Acquisition Costs $	Recoveries $	Total $
Longtom Property – Longtom Lake, Northwest Territories	-	-	-	-
Longtom Property (Target 1) – Longtom Lake, Northwest Territories	-	-	-	-
Longtom Property (Target 2) – Longtom Lake, Northwest Territories	-	-	-	-
Dixie Lake Property – Red Lake, Ontario	-	1,036	-	1,036
Shabu Lake Property – Red Lake, Ontario	-	-	-	-
MacInnis Lake Property – MacInnis Lake, Northwest Territories	-	-	-	-
Meridian Lake Property – Reliance, Northwest Territories	-	-	-	-
Contact Lake Mineral Claims – Contact Lake, Northwest Territories	179,909	-	-	179,909
North Contact Lake Mineral Claims – Contact Lake, Northwest Territories	-	257,500	-	257,500
Port Radium – Glacier Lake Mineral Claims, Northwest Territories	-	-	-	-
Port Radium – Crossfault Lake Mineral Claims, Northwest Territories	10,382	-	-	10,382
Port Radium – Eldorado Mineral Claims, Northwest Territories	-	-	-	-
	190,291	258,536	-	448,827

Operating expenses for the three month period ended February 28, 2006 were $190,291 compared to $82,786 in the comparative period. The increase was primarily due to $99,039 of geology and engineering expenses spent on the Contact Lake property.

For the Three Month Period Ended February 28, 2005	Operating Expenses $	Acquisition Costs $	Recoveries $	Total $
Longtom Property – Longtom Lake, Northwest Territories	12,823	-	-	12,823
Longtom Property (Target 1) – Longtom Lake, Northwest Territories	6,503	-	-	6,503
Longtom Property (Target 2) – Longtom Lake, Northwest Territories	6,503	-	-	6,503
Dixie Lake Property – Red Lake, Ontario	17,234	85,619	-	102,853
Shabu Lake Property – Red Lake, Ontario	1,889	-	-	1,889
MacInnis Lake Property – MacInnis Lake, Northwest Territories	37,834	132,000	-	169,834
Meridian Lake Property – Reliance, Northwest Territories	-	-	-	-
Contact Lake Mineral Claims – Contact Lake, Northwest Territories	-	-	-	-
North Contact Lake Mineral Claims – Contact Lake, Northwest Territories
Port Radium – Glacier Lake Mineral Claims, Northwest Territories	-	-	-	-
Port Radium – Crossfault Lake Mineral Claims, Northwest Territories	-	-	-	-
Port Radium – Eldorado Mineral Claims, Northwest Territories	-	-	-	-
			-

Full particulars of expenditures on mineral properties are provided in note 6 to the reviewed financial statements for the three month period ended February 28, 2006.

General and Administrative Expenses

General and administrative expenses for the three month period ended February 28, 2006 increased to $1,396,471 from $187,380 in the same period of quarter 2005. The increase occurred mainly as a result of stock based compensation of increasing to $1,151,458 from $Nil in the comparative period, and advertising and promotion increasing to $57,287 from $15,689.

Future Income Tax Recovery

The Company recorded a future income tax recovery of $1,478,400 for the three month period ended February 28, 2006. The Company did not generate a future income tax recovery for the same period in quarter 2005.

Selected Annual Information

The following table sets forth selected financial information of the Company for the last three fiscal years. This financial information is derived from the audited financial statements of the Company.

Item	For the Year Ended November 30
	2005	2004	2003
Total Revenue	Nil	Nil	Nil
Total Income (Loss) from Continuing Operations	($2,832,810)	($2,030,440)	($2,043,936)
Operating Income (Loss) per Share	($0.06)	($0.07)	($0.13)
Net Income (Loss) in Total	($2,832,810)	($957,202)	($1,941,606)
Net Income (Loss) on a per Share Basis	($0.06)	($0.03)	($0.12)
Total Assets	$11,978,824	$2,155,878	$442,927
Total Long Term Financial Liabilities	Nil	Nil	Nil
Cash Dividends Declared per Share	Nil	Nil	Nil

Over the past three fiscal years, Alberta Star has continued with the acquisition and exploration of mineral properties, including the abandonment of those properties without any geological significance. In fiscal 2005, there was a marked increase in the amount of properties acquired, and the associated acquisition and operation expenses, specifically in the following operating categories: assays, camp and field costs, consulting fees, geophysics, surveying, transportation and travel. As well, increases in losses for the Company can be attributed to a change in accounting policy, allowing a recorded future income tax recovery in fiscal 2003 and 2004, whereas no recovery was recorded in fiscal 2005.

Liquidity

Alberta Star Development Corp. is a mining exploration and development company with no producing resource properties, and consequently, does not generate operating income or cash flow.

During the three month period ended February 28, 2006, the Company spent $448,827 on mineral properties and $1,396,471 on general and administration for a total of $1,845,298. These amounts included $1,335,454 of non-cash outlays including the acquisition of mineral properties through the issuance of common shares outlined at $182,500, and stock-based compensation of $1,151,458, resulting in a net cash outlay pertaining to operating activities of $502,573. During the same period in quarter 2005, the Company spent $300,405 on mineral properties and $187,380 on general and administration for a total of $487,785. A future income tax recovery benefit was recorded for the three month period ended February 28, 2006; this did not directly contribute cash to operations.

The Company invested $128,949 from changes in working capital (other than cash) during the three month period ended February 28, 2006 compared to generating $159,550 in non-cash working capital in the same period in quarter 2005.

During the three month period ended February 28, 2006, the Company spent $20,253 on investing activities, primarily relating to the purchase of property, plant, and equipment. In the comparative period, the Company spent $5,385 on investing activities.

During the three month period ended February 28, 2006, the Company generated $2,360,262 from financing activities, relating to the sale of equity securities and subscriptions received in advance, compared to $14,300 in the comparative period.

At February 28, 2006, Alberta Star had $13,674,852 in cash on hand. Subsequently, the Company raised net proceeds of $1,884,783 relating to the exercise of warrants and options. Cash on hand at the date of this MD&A is $14,517,736, which is sufficient to cover additional property acquisitions, planned exploration expenditures and administration for at least 12 months.

Subsequent to the three month period ended February 28, 2006, the Company has engaged Pacific International Securities Inc. as the agent for a private placement, on a best efforts basis, of up to 5 million units of the Company at $1.85 per unit, for gross proceeds of up to $9.25 million, pending TSX Venture approval.

Commitments

Alberta Star has ongoing commitments required to keep its mineral property interest in good standing and to carry on its business operations.

a)

In order to exercise the option respecting the remaining 50% interest in the Longtom Property, Alberta Star must pay $315,000 to the optionor within 90 days from the date Alberta Star has incurred $5,000,000 in exploration expenditures on the property. At Alberta Star’s option, it may pay half of this amount through the issuance of its common shares based on the average closing price for the five trading immediately preceeding and immediately following the date of exercise.

b)

The Company entered into a contract for management services with a company controlled by a director and shareholder of the Company requiring the payment of $12,500 per month.

c)

The Company entered into a contract for investor relations services with an individual requiring the payment of $6,000 per month.

d)

The Company entered into a contract for director services with an individual requiring the payment of $1,000 per month.

e)

The Company entered into a contract for media and investor relations services with a company requiring the payment of US$3,000 per month.

f)

The Company has outstanding and future commitments under mineral property option agreements to pay cash and issue common shares of the Company

g)

The Company must incur mineral property operating expenditures equal to the proceeds of all flow-through shares issued by the Company.  These mineral property operating expenditures must be incurred within a period of two years from the date of issue of the flow-through shares.

Related Party Transactions

Alberta Star's board of directors consists of Tim Coupland, Tracy A. Moore, Michael Bogin and Lenic Rodriguez. Mr. Coupland is the Company’s president and chief executive officer. Mr. Michael Bogin is the Company’s director and chief financial officer.  The Company paid or accrued amounts to related parties as follows:

	Three Months Ended February 28
	2006	2005
Consulting fees paid to companies controlled by Mr. Coupland	$14,344	$24,200
Secretarial fees paid to an individual related to Mr. Coupland	9,037	9,000
Management fees paid to a company controlled by Mr. Coupland	22,500	15,000
Director fees paid to a company controlled by Mr. Tracy Moore	3,000	Nil
	$48,881	$48,200

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that would require disclosure.

Financial Instruments and Other Instruments

Fair value - The fair value of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities approximates their carrying value due to the short-term nature of these financial instruments. The fair value of available for sale investments is equivalent to market value, although available for sale investments are carried at the lower of cost or market value.

Exchange risk - The Company operates in Canada and so is not subject to foreign currency risk arising from changes in exchange rates with other currencies.

Interest rate risk - The Company is exposed to interest rate risk on its short-term investments, but this risk relates only to investments held to fund future activities and does not affect the Company’s current operating activities.

Credit risk - The Company places its temporary investment funds with government and bank debt securities and is subject to minimal credit risk with regard to temporary investments.

The Company does not have any risk associated with “other instruments”; that is, instruments that may be settled by the delivery of non-financial assets.

Share Data

As of the date of this MD&A, Alberta Star has 79,618,117 common shares without par value issued and outstanding. In addition, Alberta Star has the obligation to issue the following additional common shares:

a)

A property purchase option to acquire the remaining 50% interest in the Longtom property for $315,000 payable in cash and 50% in common shares of the Company.

b)

Incentive stock options that could result in the issuance of up to 3,655,000 common shares. Of these stock options, 55,000 are exercisable at $0.15 each, 350,000 are exercisable at $0.20 each and 3,250,000 are exercisable at $0.60 each.

c)

Share purchase and agent compensation warrants that could result in the issuance of up to 12,335,553 common shares. Details of these warrants are described in note 10 to our interim financial statements for the three month period ended February 28, 2006. A total of 100,000 share purchase warrants with an exercise price of $0.40 per common share expired April 7, 2006.

/s/ Tim Coupland

Tim Coupland

President

April 21, 2006

Alberta Star Development Corp.

(An Exploration Stage Company)

Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2006

Alberta Star Development Corp.

(An Exploration Stage Company)

Balance Sheets

(Expressed in Canadian Dollars)

(Unaudited)

	28 February 2006	28 February 2005	30 November 2005 (Audited)
	$	$	$
Assets
Current
Cash and cash equivalents	13,674,852	1,700,383	11,841,868
Amounts receivable (Note 3)	157,137	15,435	40,843
Available for sale investments (Note 4)	82,000	-	82,000
Prepaid expenses	-	1,123	-

	13,913,989	1,716,941	11,964,711

Property, plant and equipment (Note 5)	32,870	15,957	14,113

	13,946,859	1,732,898	11,978,824
Liabilities
Current
Accounts payable and accrued liabilities (Note 7)	66,933	60,794	79,588
Due to related parties (Note 8)	-	397	-

	66,933	61,191	79,588
Shareholders’ equity
Capital stock (Note 10)
Authorized
Unlimited number of preferred and voting common shares
Issued and outstanding
28 February 2006 – 75,191,400 common shares
28 February 2005 – 37,827,290 common shares
30 November 2005 – 70,914,983 common shares	15,186,551	5,862,386	13,776,121
Contributed surplus	1,569,066	474,226	464,003
Share subscriptions received in advance (Note 10)	505,189	14,300	-
Warrants (Note 10)	4,667,761	787,965	5,472,623
Deficit, accumulated during the exploration stage	(8,048,641)	(5,467,170)	(7,813,511)

	13,879,926	1,671,707	11,899,236

	13,946,859	1,732,898	11,978,824

Nature and Continuance of Operations (Note 1), Commitments (Note 12), and Subsequent Events (Note 16)

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Note 17)

On behalf of the Board:

/s/ Tim Coupland	Director	/s/ Michael Bogin	Director
Tim Coupland		Michael Bogin

The accompanying notes are an integral part of these financial statements.

(1)

(An Exploration Stage Company)

Statements of Operations and Deficit

(Expressed in Canadian Dollars)

(Unaudited)

	For the three month period ended 28 February 2006	For the three month period ended 28 February 2005
	$	$

Expenses
Mineral properties (Schedule 1)	448,827	300,405
General and administrative (Schedule 2)	1,396,471	187,380

Net loss before other items	(1,845,298)	(487,785)

Other items
Interest income	131,768	3,852
Loss on sales of property, plant and equipment	-	(428)
Write-off of property, plant and equipment	-	(2,108)

Net loss before income taxes	(1,713,530)	(486,469)

Future income tax recovery (Note 13)	1,478,400	-

Net loss for the period	(235,130)	(486,469)

Deficit, accumulated during the exploration stage, beginning of period	(7,813,511)	(4,980,701)

Deficit, accumulated during the exploration stage, end of period	(8,048,641)	(5,467,170)

Basic loss per share (Note 2)	(0.004)	(0.013)

Weighted average number of common shares outstanding	72,141,921	37,550,623

The accompanying notes are an integral part of these financial statements.

(2)

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited)

	For the three month period ended 28 February 2006	For the three month period ended 28 February 2005
	$	$
Cash flows from operating activities
Net loss for the period	(235,130)	(486,469)
Adjustments to reconcile loss to net cash used by operating activities
Acquisition of mineral property interests (Note 6)	182,500	72,000
Amortization of property, plant and equipment	1,496	2,292
Future income tax recovery (Note 13)	(1,478,400)	-
Loss on sales of property, plant and equipment	-	428
Stock based compensation	1,151,458	-
Write-off of property, plant and equipment	-	2,108

	(378,076)	(409,641)
Changes in operating assets and liabilities
(Increase) decrease in amounts receivable	(116,294)	90,749
(Increase) decrease in prepaid expenses	-	91,612
Increase (decrease) in accounts payable and accrued liabilities	(12,655)	(22,897)
Increase (decrease) in due to related parties	-	86

	(507,025)	(250,091)
Cash flows from investing activities
Proceeds of sales of property, plant and equipment	-	428
Purchase of property, plant and equipment	(20,253)	(5,813)

	(20,253)	(5,385)
Cash flows from financing activities
Common shares issued for cash	1,855,073	-
Share issuance costs	-	-
Share subscriptions received in advance	505,189	14,300

	2,360,262	14,300

Increase (decrease) in cash and cash equivalents	1,832,984	(241,176)

Cash and cash equivalents, beginning of period	11,841,868	1,941,559

Cash and cash equivalents, end of period	13,674,852	1,700,383

Supplemental Disclosures with Respect to Cash Flows (Note 14)

The accompanying notes are an integral part of these financial statements.

(3)

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

(Unaudited)

	Number of shares issued	Share capital	Contributed surplus and share subscriptions received in advance	Warrants	Deficit accumulated during the exploration stage	Total shareholders’ equity
		$	$	$	$	$

Balance forward at 30 November 2004	37,527,290	5,790,386	474,226	787,965	(4,980,701)	2,071,876
Flow-through shares issued – cash ($0.45 per unit)	10,000,000	2,936,950	-	-	-	2,936,950
Shares issued – cash ($0.40 per unit)	15,000,000	3,460,875	-	-	-	3,460,875
Warrants exercised ($0.20 per share)	937,667	290,564	-	(103,031)	-	187,533
Warrants exercised ($0.40 per share)	745,963	372,743	-	(74,358)	-	298,385
Warrants exercised ($0.55 per share)	1,130,000	789,893	-	(168,393)	-	621,500
Agent compensation warrants exercised ($0.36 per share)	677,875	318,273	-	(74,238)	-	244,035
Agent compensation warrants exercised ($0.40 per share)	25,024	12,550	-	(2,541)	-	10,009
Stock options exercised ($0.14 per share)	72,808	10,193	-	-	-	10,193
Stock options exercised ($0.20 per share)	1,724,782	563,034	(218,078)	-	-	344,956
Share issued for mineral property ($0.20 per share) (Note 6 and 14)	360,000	72,000	-	-	-	72,000
Shares issued for mineral property ($0.235 per share) (Note 6 and 14)	300,000	70,500	-	-	-	70,500
Shares issued for mineral property ($0.24 per share) (Note 6 and 14)	300,000	72,000	-	-	-	72,000
Shares issued for mineral property ($0.25 per share) (Note 6 and 14)	350,000	87,500	-	-	-	87,500
Shares issued for mineral property ($0.66 per share) (Note 6 and 14)	450,000	297,000	-	-	-	297,000
Shares issued for services rendered ($0.40 per share) (Note 14)	1,313,574	303,074	-	-	-	303,074
Warrants granted	-	-	-	5,129,494	-	5,129,494
Agent compensation warrants expired	-	-	22,275	(22,275)	-	-
Share issue cost – cash paid	-	(341,022)	-	-	-	(341,022)
Share issue cost – shares	-	(303,074)	-	-	-	(303,074)
Share issue cost – warrants	-	(1,027,318)	-	-	-	(1,027,318)
Stock based compensation	-	-	185,580	-	-	185,580
Net loss for the year	-	-	-	-	(2,832,810)	(2,832,810)

Balance at 30 November 2005	70,914,983	13,776,121	464,003	5,472,623	(7,813,511)	11,899,236

Balance at 30 November 2004	37,527,290	5,790,386	474,226	787,965	(4,980,701)	2,071,876
Shares issued for mineral property ($0.24 per share) (Note 6 and 14)	300,000	72,000	-	-	-	72,000
Subscriptions received in advance (Note 10)	-	-	14,300	-	-	14,300
Net loss for the period	-	-	-	-	(486,469)	(486,469)

Balance at 28 February 2005	37,827,290	5,862,386	488,526	787,965	(5,467,170)	1,671,707

The accompanying notes are an integral part of these financial statements.

(4)

Alberta Star Development Corp.

(An Exploration Stage Company)

Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

(Unaudited)

	Number of shares issued	Share capital	Contributed surplus and share subscriptions received in advance	Warrants	Deficit accumulated during the exploration stage	Total shareholders’ equity
		$	$	$	$	$

Balance at 30 November 2005	70,914,983	13,776,121	464,003	5,472,623	(7,813,511)	11,899,236
Warrants exercised ($0.55 per share) (Note 10)	227,500	159,027	-	(33,902)	-	125,125
Warrants exercised ($0.40 per share) (Note 10)	525,203	262,729	-	(52,648)	-	210,081
Warrants exercised ($0.65 per share) (Note 10)	599,577	592,712	-	(202,987)	-	389,725
Agents compensation warrants exercised ($0.36 per share) (Note 10)	283,964	133,464	-	(31,237)	-	102,227
Agents compensation warrants exercised ($0.45 per unit) (Note 10)	1,632,383	1,138,073	-	(658,650)	-	479,423
Agents compensation warrants exercised ($0.75 per share) (Note 10)	257,790	273,930	-	(80,588)	-	193,342
Stock options exercised ($0.20 per share) (Note 10)	500,000	146,395	(46,395)	-	-	100,000
Issued for interest in mineral property ($0.73 per share) (Notes 6, 10 and 14)	250,000	182,500	-	-	-	182,500
Warrants granted	-	-	-	255,150	-	255,150
Stock based compensation (Note 11)	-	-	1,151,458	-	-	1,151,458
Subscriptions received in advance (Note 10)	-	-	505,189	-	-	505,189
Tax benefits of flow through shares (Note 13)	-	(1,478,400)	-	-	-	(1,478,400)
Net loss for the year	-	-	-	-	(235,130)	(235,130)

Balance at 28 February 2006	75,191,400	15,186,551	2,074,255	4,667,761	(8,048,641)	13,879,926

The accompanying notes are an integral part of these financial statements.

(5)

Alberta Star Development Corp.

(An Exploration Stage Company)

Schedule 1 – Mineral Properties

(Expressed in Canadian Dollars)

(Unaudited)

	For the three month period ended 28 February 2006	For the three month period ended 28 February 2005
	$	$

Operating expenses
Assays	149	-
Consulting fees	87,301	75,708
Geology and engineering	102,841	7,078

	190,291	82,786

Acquisition of mineral property interests (Notes 6 and 14)	258,536	217,619

	448,827	300,405

Details on Mineral Properties Expenditures (See Note 6)

The accompanying notes are an integral part of these financial statements.

(6)

Alberta Star Development Corp.

(An Exploration Stage Company)

Schedule 2 – General and Administrative Expenses

(Expressed in Canadian Dollars)

(Unaudited)

	For the three month period ended 28 February 2006	For the three month period ended 28 February 2005
	$	$

Advertising and promotion	57,287	15,689
Amortization	1,496	2,292
Automobile	931	690
Bank charges and interest	541	14,050
Consulting fees (Note 9)	14,344	24,200
Director fees (Note 9)	3,066	-
Filing and financing fees	7,507	7,772
Legal and accounting	45,995	52,538
Management fees (Note 9)	22,500	15,000
Meals and entertainment	6,002	6,218
Office and miscellaneous	34,629	15,586
Rent and utilities	7,128	2,337
Secretarial fees (Note 9)	9,037	9,000
Stock-based compensation	1,151,458	-
Telephone and internet	2,184	2,173
Transfer fees and shareholder information	25,587	18,504
Travel	6,779	1,331

	1,396,471	187,380

The accompanying notes are an integral part of these financial statements.

(7)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2006

1.

Nature and Continuance of Operations

Alberta Star Development Corp. (the “Company”) was incorporated under the laws of the province of Alberta on 6 September 1996 and is in the exploration stage.

The Company is in the business of acquiring and exploring mineral properties.  The recoverability of the amounts expended by the Company on acquiring and exploring mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to complete the acquisition and/or development of the properties and upon future profitable production.

The Company’s financial statements as at 28 February 2006 and for the three month period then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.  The Company has a loss of $235,130 for the three month period ended 28 February 2006 (28 February 2005 - $486,469) and has working capital of $13,847,056 at 28 February 2006 (28 February 2005 - $1,655,750, 30 November 2005 - $11,885,123).

Management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital.  However, based on its prior demonstrated ability to raise capital, management believes that the Company’s capital resources should be adequate to continue operating and maintain its business strategy during fiscal 2006.  However, if the Company is unable to raise additional capital in the near future, due to the Company’s liquidity problems, management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favourable terms and/or pursue other remedial measures.  These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.

Significant Accounting Policies

The following is a summary of significant accounting policies used in the preparation of these financial statements.

Basis of presentation

These unaudited interim financial statements have been prepared in accordance with accounting policies as set out in the Company’s audited financial statements for the year ended 30 November 2005, except as described in this note.

(8)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2006

These financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information.  Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.  In the opinion of management, adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included.  Operating results for the three month period ended 28 February 2006 are not necessarily indicative of the results that may be expected for the year ended 30 November 2006.  For further information, refer to the audited financial statements of the Company for the year ended 30 November 2005.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Available for sale investments

The available for sale investments consist of shares of a public company that the Company expects to sell in the near future.  The investments are recorded at the lower of cost and fair market value.

Property, plant and equipment

Property, plant and equipment are recorded at cost and are amortized over their estimated useful lives at the following annual rates, with half the rate being applied in the year of acquisition:

Computer equipment	30%	declining balance
Furniture and Equipment	20%	declining balance
Website graphics	3 years	straight line

Mineral properties and deferred exploration costs

Mineral exploration costs are expensed as incurred.  When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs incurred prospectively to develop the property are capitalized as incurred and are depreciated using the unit-of-production depreciation method over the estimated life of the ore body based on proven and probable reserves.

Major development costs incurred after the commencement of production, are capitalized as incurred and are depreciated using the unit-of-production depreciation method based on proven and probable reserves.

(9)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2006

Ongoing development expenditures to maintain production are charged to operations as incurred.

Mineral property and deferred exploration costs are currently charged to operations as incurred since the Company has not met the criteria for deferral of acquisition and development costs under Canadian generally accepted accounting principles.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Reclamation costs

The Company’s policy for recording reclamation costs is to record a liability for the estimated costs to reclaim mined land by recording charges to production costs for each tonne of ore mined over the life of the mine.  The amount charged is based on management’s estimation of reclamation costs to be incurred.  The accrued liability is reduced as reclamation expenditures are made.  Certain reclamation work is performed concurrently with mining and these expenditures are charged to operations at that time.

Stock based compensation

Effective 1 December 2002, the Company adopted, on a prospective basis, the provisions of Section 3870, Stock-Based Compensation and Other Stock Based Payments, of the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook (“Section 3870”).  Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments to both employees and non-employees.  Section 3870 recommends that certain stock-based transactions, such as the grant of stock options, be accounted for at fair value.  The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the granted date.  Any consideration received from the exercise of stock options is credited to share capital.  This section is only applicable to transactions that occurred on or after 1 December 2002.

Basic loss per share

Basic loss per share is calculated based on the weighted average number of shares outstanding during the period.  The treasury stock method is used for determining the dilutive effect of options and warrants issued in calculating diluted earnings per share.  Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year.  For the periods presented, this calculation proved to be anti-dilutive.

(10)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2006

Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition.  The amount of the impairment loss to be recorded is calculated by the excess of the assets carrying value over its fair value.  Fair value is determined using a discounted cash flow analysis.

Asset retirement obligation

Effective 1 December 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations.  This new section requires recognition of a legal liability for obligations relating to retirement of property, plant and equipment, and arising from the acquisition, construction, development or normal operation of those assets.  Such asset retirement cost must be recognized at fair value in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.  Adoption of this standard has not affected the Company’s financial statements.

Flow-through common shares

The Company has financed a portion of its exploration activities through the issue of flow-through shares, which transfers the income tax deductibility of exploration expenditures to the investor.  Proceeds received on the issue of such shares have been credited to share capital and the related exploration costs have been charged to exploration properties and deferred exploration expenditures.  A future income tax liability is recognized and shareholders’ equity reduced on the date the Company renounces the expenditures, provided there is reasonable assurance that the expenditures will be made.

Income taxes

Future income tax assets and liabilities are determined based on temporary differences between the accounting and the tax bases of the assets and liabilities and for loss carry forwards and are measured using the tax rates expected to apply when these differences reverse.  A valuation allowance is recorded against any future income tax asset if it is not more likely than not that the asset will be realized.  As at 28 February 2006, 28 February 2005 and 30 November 2005, the Company’s net future income tax assets are fully offset by a valuation allowance.

(11)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2006

Foreign currency translation

Revenue and expenses are translated at the exchange rates prevailing at the transactions dates.  Transaction amounts denominated in foreign currencies are translated into functional currency at exchange rates prevailing at transaction dates.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period.  Actual results could differ from these estimates.

Financial instruments

The Company’s financial instruments consist of cash, amounts receivable, available for sales investments , prepaid expenses, accounts payable and accrued liabilities and due to related parties.  The carrying value of the financial instruments is approximate fair value due to their short term to maturity.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

Comparative figures

Certain comparative figures have been adjusted to conform to the current period’s presentation.

3.

Amounts Receivable

Amounts receivable are non-interest bearing, unsecured and have settlement dates within one year.

	28 February 2006	28 February 2005	30 November 2005
	$	$	$

Accounts receivable	8,787	-	8,787
Goods and Services Tax receivable	24,857	15,435	32,056
Interest receivable	123,493	-	-

	157,137	15,435	40,843

(12)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2006

4.

Available for Sale Investments

	28 February 2006	28 February 2005	30 November 2005
	$	$	$

Max Resource Corp. – 200,000 shares	82,000	-	82,000

Pursuant to an exploration property option agreement referred to in Note 6, the Company received 200,000 common shares of Max Resource Corp. valued at $82,000.   This value represents the lower of cost and fair market value (fair market value at 28 February 2006 - $168,000).

5.

Property, Plant and Equipment

			Net book value
	Cost	Accumulated amortization	28 February 2006	28 February 2005	30 November 2005
	$	$	$	$	$

Computer equipment	17,450	5,496	11,954	9,863	9,916
Equipment	23,566	2,650	20,916	4,660	4,197
Website graphics	-	-	-	1,434	-

	41,016	8,146	32,870	15,957	14,113

During the three month period ended 28 February 2006, total additions to property, plant and equipment were $20,253 (28 February 2005 - $5,813, 30 November 2005 - $8,361).

6.

Mineral Properties

Longtom Property – Longtom Lake, Northwest Territories

The Company holds a 50% undivided interest in the Longtom Property (the “Longtom Property”) located about 350 kilometers northwest of Yellowknife, in the Northwest Territories, Canada.  The Longtom Property is registered 100% in the name of the Company and the Company is the operator of the Longtom Property.  The Company’s 50% interest in the Longtom Property is subject to a 2% net smelter royalty.

(13)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2006

The Company has the right to acquire the remaining 50% interest in the Longtom Property (the “Longtom Option”) for $315,000 payable either in cash or 50% ($157,500) in cash and 50% in common shares of the Company.  The deemed price of the Company’s shares issued on the exercise of the Longtom Option would be the average TSX Venture Exchange closing market price of its common shares on the five trading days immediately proceeding and the five trading days immediately following the date that the option is exercised. The Company is compelled to exercise the Longtom Option: 1) within 90 days from the date it has incurred $5,000,000 in exploration expenditures on the Longtom Property; or 2) at the date the Company advises the optionor in writing that it will complete the Longtom Option to purchase the remaining 50% interest in the Longtom Property (Note 12).

The Company has the right to enter into joint venture or option agreements related to the Longtom Property with third parties prior to the exercise of the Longtom Option.

During the year ended 30 November 2003, the Company entered into a non-binding letter of intent (the “Letter of Intent”) with Fronteer Development Group Inc. (“Fronteer”).  Under the Letter of Intent, Fronteer may earn up to a 75% interest in the Longtom Property by paying the Company $15,000 cash and spending an aggregate of $500,000 on exploration expenditures over three years according to the following schedule:

•

Pay $5,000 cash on signing (received);

•

Pay $3,000 cash (received) and incur cumulative exploration expenditures of $50,000 by 27 October 2004 (incurred);

•

Pay $3,000 cash (received) and incur cumulative exploration expenditures of $200,000 (incurred) by 27 October 2005; and

•

Pay $4,000 cash and incur cumulative exploration expenditures of $500,000 (incurred) by 27 October 2006.

Fronteer will be the operator of the program during the earn-in period.  In the event that Fronteer fails to meet its obligations, Fronteer shall forfeit all interest in the Longtom Property.

This Letter of Intent was finalized during the year ended 30 November 2004 and was approved by TSX Venture Exchange.

Expenditures related to the Longtom Property for the three month period ended 28 February 2006 consist of consulting fees of $Nil (28 February 2005 - $11,339) and geology and engineering of $Nil (28 February 2005 - $1,484).

Longtom Property Target 1 – Longtom Lake, Northwest Territories

During the year ended 30 November 2003, the Company acquired a 50% interest in a 1,781.90 hectare mineral property located in the Longtom Lake area of the Northwest Territories, Canada, for cash proceeds of $15,000 and 200,000 common shares of the Company valued at $56,000.

(14)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2006

Expenditures related to the Longtom Property Target 1 for the three month period ended 28 February 2006 consist of consulting fees of $Nil (28 February 2005 - $5,038) and geology and engineering of $Nil (28 February 2005 - $1,465).

Longtom Property Target 2 – Longtom Lake, Northwest Territories

During the three month period ended 28 February 2006, the Company abandoned its interest in Longtom Property Target 2.

Expenditures related to the Longtom Property Target 2 for the three month period ended 28 February 2006 consist of consulting fees of $Nil (28 February 2005 - $5,038) and geology and engineering of $Nil (28 February 2005 - $1,465).

Dixie Lake Property – Red Lake, Ontario

During the year ended 30 November 2005, the Company abandoned its option on the Dixie Lake Property due to disappointing resource calculation estimates provided to the Company by SRK Consulting.

Expenditures related to the Dixie Lake Property for the three month period ended 28 February 2006 consist of consulting fees of $Nil (28 February 2005 - $16,989), geology and engineering of $Nil (28 February 2005 - $245) and acquisition costs of $1,036 (28 February 2005 - $85,619).

MacInnis Lake Property – MacInnis Lake, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% interest, subject to a 2% net smelter return royalty, in 12 mineral claims (the “MacInnis Lake Uranium Claims”) located in the Nonacho Basin, 275 kilometers southeast of Yellowknife, Northwest Territories, Canada, for cash proceeds of $60,000 (paid) and 300,000 common shares (issued and valued at $72,000) of the Company (Note 14).

During the year ended 30 November 2005, the Company acquired a 100% interest, subject to a 2% net smelter return royalty, in three additional mineral claims (the “Kult Claims”) for cash payments of $40,000 (paid) and 350,000 common shares (issued and valued at $87,500) of the Company (Note 14).

During the year ended 30 November 2005, the Company entered into an option agreement with Max Resource Corp. (“Max Resource”), wherein Max Resource may earn up to a 50% undivided, right, title and interest in the MacInnis Lake Uranium Claims and the Kult Claims (together called “MacInnis Lake Property”) by paying the Company $30,000 cash, issuing 200,000 common shares of Max Resource (received and valued at $82,000 (Note 4)) and completing $2 million in exploration work over five years according to the following schedule:

(15)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2006

•

Pay $15,000 cash (received) on signing;

•

Pay $15,000 cash (received) and incur cumulative exploration expenditures of $750,000 by 1 April 2006; and

•

Incur cumulative exploration expenditures of $1,000,000 by 1 April 2007; and

•

Incur cumulative exploration expenditures of $1,250,000 by 1 April 2008; and

•

Incur cumulative exploration expenditures of $1,500,000 by 1 April 2009: and

•

Incur cumulative exploration expenditures of $2,000,000 by 1 April 2010.

In addition to the above, Max Resource is responsible for all cash payments to the underlying property vendor, during the option period.  The Company is the operator of the project.  The Company incurs all costs and recovers the costs from Max Resource until Max Resource has earned its option in the project.

The Company has halted exploration activities on this property pending resolution of permit issues.

Expenditures related to the MacInnis Lake Property for the three month period ended 28 February 2006 consist of consulting fees of $Nil (28 February 2005 - $37,304), geology and engineering of $Nil (28 February 2005 - $530) and acquisition costs of $Nil (28 February 2005 - $132,000).

Meridian Lake Property – Reliance, Northwest Territories

During the three month period ended 28 February 2006, the Company abandoned its interest in Meridian Lake Property.

The Company had no expenditures related to the Meridian Lake Property for the three month periods ended 28 February 2006 and 2005.

Contact Lake Property – Contact Lake, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 1% net smelter return royalty, in five mineral claims, totaling 4,452.37 acres (the “Contact Lake Mineral Claims”) located five miles southeast of Port Radium on Great Bear Lake, Northwest Territories, Canada, for cash payments of $60,000 (paid) and 300,000 common shares (issued and valued at $72,000) of the Company (Note 14).  The Company may purchase the net smelter returns royalty for a one-time payment of $1,000,000.

During the year ended 30 November 2005, the Company staked an additional 21,744.65 acres and increased the size of Contact Lake Mineral Claims to 26,197.02 acres.  Contact Lake Mineral Claims now consists of eleven contiguous claims located 5 kilometers southeast of Port Radium on the east side of Great Bear Lake, Northwest Territories and 423 miles north of the city of Yellowknife.

(16)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2006

Expenditures related to the Contact Lake Property for the three month period ended 28 February 2006 consist of assaying of $149 (28 February 2005 - $Nil), consulting fees of $80,721 (28 February 2005 - $Nil) and geology and engineering of $99,039 (28 February 2005 - $Nil).

North Contact Lake Mineral Claims – Great Bear Lake, Northwest Territories

During the three month period ended 28 February 2006, the Company acquired a 100% right, interest and title, subject to a 2% net smelter returns royalty, in eleven mineral claims (the “North Contact Lake Mineral Claims”), for cash payments of $75,000 and the issue of 250,000 common shares of the Company valued at $182,500 ($0.73 per common share) (Notes 10 and 14).  The purchase is subject to a 2% net smelter returns royalty.  The Company may purchase one-half of the net smelter returns royalty for a one-time payment of $1,000,000.  The North Contact Lake Mineral Claims are situated north of Contact Lake on Great Bear Lake, Northwest Territories, Canada, approximately 263 miles north of Yellowknife, consists of 15,322.96 acres.

Expenditures related to the North Contact Lake Property for the three month period ended 28 February 2006 consist of acquisition costs of $257,500 (28 February 2005 - $Nil).

Port Radium – Glacier Lake Property, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% net smelter return royalty, in four mineral claims, totaling 5,990.40 acres (the “Glacier Lake Mineral Claims”) located one mile east of Port Radium on Great Bear Lake, Northwest Territories, Canada, for cash payments of $30,000 (paid) and 360,000 common shares (issued and valued at $72,000) of the Company (Note 14).  The Company may purchase one-half of the net smelter returns royalty for a one-time payment of $1,000,000.

The Company had no expenditures related to the Glacier Lake Property for the three month periods ended 28 February 2006 and 2005.

Port Radium – Crossfault Lake Property, Northwest Territories

During the year ended 30 November 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% net smelter return royalty, in five mineral claims, totalling 4498.72 acres (the “Port Radium – Crossfault Lake Mineral Claims”) located north of Port Radium on Great Bear Lake, Northwest Territories, Canada, for cash payments of $60,000 (paid) and 450,000 common shares (issued and valued at $297,000) of the Company (Note 14).  The Company may purchase one-half of the net smelter returns royalty for a one-time payment of $1,000,000.

Expenditures related to the Crossfault Lake Property for the three month period ended 28 February 2006 consist of consulting fees of $6,580 (28 February 2005 - $Nil) and geology and engineering of $3,802 (28 February 2005 - $Nil).

(17)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2006

Port Radium – Eldorado Property, Northwest Territories

During the year ended 30 November 2005, the Company entered into a lease agreement with South Malartic Exploration Inc. (“South Malartic”), to purchase a 50% undivided right, title and interest in three mineral claims, totalling 263.22 acres (the “Eldorado Uranium Mineral Claims”) located at Port Radium on Great Bear Lake, Northwest Territories, Canada, for a cash payment of $20,000 (paid).

The Company had no expenditures related to the Eldorado Property for the three month periods ended 28 February 2006 and 2005.

7.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are non-interest bearing, unsecured and have settlement dates within one year.

8.

Due to Related Parties

Amounts due to related parties are non-interest bearing, unsecured and have no fixed terms of repayment (Note 9).

As at 28 February 2006, the amount in due to related parties includes $Nil (28 February 2005 - $397,

30 November 2005 - $Nil) payable to a company or companies controlled by a director and shareholder of the Company.

9.

Related Parties Transactions

During the three month period ended 28 February 2006, the Company entered into the following transactions with related parties:

i.

Paid or accrued office secretarial fees of $9,037 (28 February 2005 - $9,000) to an individual related to a director of the Company.

ii.

Paid or accrued consulting fees of $14,344 (28 February 2005 - $24,200) to a company controlled by a director and shareholder of the Company.

iii.

 Paid or accrued management fees of $22,500 (28 February 2005 - $15,000) to a company controlled by a shareholder and director of the Company.

iv.

Paid or accrued director fees of $3,000 (28 February 2005 - $Nil) to a company controlled by a director of the Company.

(18)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2006

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and in certain cases are covered by signed agreements.  It is the position of the management of the Company that these transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

10.

Capital Stock

Authorized capital stock consists of an unlimited number of voting common shares.  Authorized capital stock also consists of an unlimited number of preferred shares to be issued in series, with the directors being authorized to determine the designation, rights, privileges, restrictions and conditions attached to all of the preferred shares.

i.

During the three month period ended 28 February 2006, the Company issued 227,500 common shares valued at a price of $0.55 per share upon the exercise of previously outstanding share purchase warrants.  As at 28 February 2006, no share purchase warrants in this series remain outstanding.

ii.

During the three month period ended 28 February 2006, the Company issued 398,081 common shares valued at a price of $0.40 per share upon the exercise of previously outstanding share purchase warrants.  As at 28 February 2006, 385,419 share purchase warrants in this series remain outstanding.

iii.

During the three month period ended 28 February 2006, the Company issued 127,122 common shares valued at a price of $0.40 per share upon the exercise of previously outstanding share purchase warrants.  As at 28 February 2006, 1,725,878 share purchase warrants in this series remain outstanding.

iv.

During the three month period ended 28 February 2006, the Company issued 599,577 common shares valued at a price of $0.65 per share upon the exercise of previously outstanding share purchase warrants.  As at 28 February 2006, 6,900,423 share purchase warrants in this series remain outstanding.

v.

During the three month period ended 28 February 2006, the Company issued 257,790 common shares valued at a price of $0.75 per share upon the exercise of previously outstanding agent compensation warrants.  As at 28 February 2006, 558,402 agent compensation warrants in this series remain outstanding (Note 10.viii).

vi.

During the three month period ended 28 February 2006, the Company issued 87,246 common shares valued at a price of $0.36 per share upon the exercise of previously outstanding agent compensation warrants.  As at 28 February 2006, 19,150 agent compensation warrants in this series remain outstanding.

(19)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2006

vii.

During the three month period ended 28 February 2006, the Company issued 196,718 common shares valued at a price of $0.36 per share upon the exercise of previously outstanding agent compensation warrants.  As at 28 February 2006, 3,750 agent compensation warrants in this series remain outstanding.

viii.

During the three month period ended 28 February 2006, the Company issued 1,632,383 units valued at a price of $0.45 per unit upon the exercise of previously outstanding agent compensation warrants.  Each unit consists of one common share and one half purchase warrant (the “Additional Share Purchase Warrant”).  Each whole Additional Share Purchase Warrant can be used to purchase an additional common share of the Company at a price of $0.75 up to 20 September 2007.  As at 28 February 2006, 362,617 agent compensation warrants in this series remain outstanding and 558,402 Additional Share Purchase Warrant in this series remain outstanding (Note 10.v).

ix.

On 1 January 2006, 10,000 stock options valued at a price of $0.14 per share expired.  As at 28 February 2006, no stock options in this series remain outstanding.

x.

During the three month period ended 28 February 2006, the Company issued 500,000 common shares valued at a price of $0.20 per share upon exercise of previously outstanding stock options.  As at 28 February 2006, 1,350,000 stock options in this series remain outstanding.

xi.

On 27 January 2006, the Company issued 3,250,000 stock options.  Each stock option entitles the holder to purchase a common share at a price of $0.60 up to 27 January 2009.  As at 28 February 2006, all stock options in this series remain outstanding (Note 11).

xii.

On 5 December 2005, the Company issued 250,000 common shares valued at a price of $0.73 per share for the acquisition of mineral property interests (Note 6).

Share subscriptions received in advance

Share subscriptions received in advance at 28 February 2006 consist of cash received by the Company for common shares that were not yet issued at 28 February 2006.  These shares were issued subsequent to 28 February 2006 as follows:

(20)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2006

Date	Number of shares	Share capital
		$

1 March 2006	150,000	97,500
1 March 2006	150,000	97,500
1 March 2006	50,000	32,500
3 March 2006	35,000	15,750
3 March 2006	285,000	213,750
3 March 2006	28,053	18,234
3 March 2006	6,690	5,018
3 March 2006	33,250	24,937

	737,993	505,189

Share subscriptions received in advance at 28 February 2005 consist of cash received by the Company for common shares that were not yet issued at 28 February 2005.  These shares were issued subsequent to 28 February 2005 as follows:

Date	Number of shares	Share capital
		$

14 March 2005	11,000	2,200
14 March 2005	60,500	12,100

	71,500	14,300

Stock options

The Company grants share options in accordance with the policies of the TSX Venture Exchange.  Under the general guidelines of the TSX Venture Exchange, the Company may reserve up to 10% of its issued and outstanding shares for its employees, directors or consultants to purchase shares of the Company.

(21)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2006

The following incentive stock options were outstanding at 28 February 2006:

	Exercise price	Number of options	Remaining contractual life (years)
	$

Options	0.15	55,000	1.34
	0.20	1,350,000	2.36
	0.60	3,250,000	2.92

		4,655,000

The following is a summary of stock based compensation activities during the three month periods ended 28 February 2006 and 2005:

	Number of shares	Weighted average exercise price
		$

Outstanding and exercisable at 1 December 2004	1,862,590	0.20

Granted	-	-
Exercised	-	-
Expired	-	-

Outstanding and exercisable at 28 February 2005	1,862,590	0.20

Weighted average fair value of options granted during the period		-

Outstanding and exercisable at 1 December 2005	1,915,000	0.20

Granted	3,250,000	0.60
Exercised	(500,000)	0.20
Expired	(10,000)	0.14

Outstanding and exercisable at 28 February 2006	4,655,000	0.48

Weighted average fair value of options granted during the period		0.40

(22)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2006

Warrants and agent compensation warrants

The following share purchase warrants and agent compensation warrants were outstanding at 28 February 2006:

	Exercise price	Number of warrants	Remaining contractual life (years)
	$

Agent compensation warrants	0.36	19,150	0.10
Agent compensation warrants	0.40	21,581	0.10
Agent compensation warrants	0.36	3,750	0.14
Agent compensation warrants	0.40	51,622	0.14
Agent compensation warrants	0.45	362,617	1.56
Agent compensation warrants	0.65	656,787	1.56
Agent compensation warrants	0.75	558,402	1.56
Warrants	0.40	385,419	0.10
Warrants	0.40	1,725,878	0.14
Warrants	0.65	6,900,423	1.56
Warrants	0.75	5,000,000	1.56

		15,685,629

The following is a summary of warrant activities during the three month periods ended 28 February 2006 and 2005:

	Number of warrants	Weighted average exercise price
$

Outstanding and exercisable at 1 December 2004	7,186,596	0.39

Granted	-	-
Exercised	-	-
Expired	-	-

Outstanding and exercisable at 28 February 2005	7,186,596	0.39

Weighted average fair value of warrants granted during the period ended 28 February 2005		-

(23)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2006

	Number of warrants	Weighted average exercise price

Outstanding and exercisable at 1 December 2005	18,395,854	0.61

Granted	816,192	0.75
Exercised	(3,526,417)	0.50
Expired	-	-

Outstanding and exercisable at 28 February 2006	15,685,629	0.65

Weighted average fair value of warrants granted during the period ended 28 February 2006		0.31

The weighted average grant date fair value of warrants issued during the three month period ended 28 February 2006, amounted to $0.31261 per warrant (28 February 2005 - $Nil per warrant).  The fair value of each warrant granted was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

	28 February 2006	28 February 2005

Risk free interest rate	3.73%	-
Expected life	2 years	-
Annualized volatility	87.98%	-
Expected dividends	0%	-

11.

Stock-Based Compensation

During the three month period ended 28 February 2006, the Company granted 3,250,000 stock options (28 February 2005 - Nil) entitling the holders to purchase common shares of the Company for proceeds of $0.60 per common share expiring 27 January 2009.  A total of 2,750,000 of these stock options vested on the granted date of 27 January 2006.  A total of 500,000 of these stock options vest on the followings dates:

(24)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2006

Vesting date	Number of options

27 April 2006	125,000
27 July 2006	125,000
27 October 2006	125,000
29 January 2007	125,000

500,000

The total estimated fair value of these options was $1,285,993 ($0.39569 per option).  During the three month period ended 28 February 2006, stock-based compensation of $1,151,458 has been recorded in the statement of operations with a corresponding amount recorded as contributed surplus in shareholders’ equity.

The following assumptions were used for the Black-Scholes valuation of stock options granted:

	28 February 2006	28 February 2005

Risk free interest rate	3.87%	-
Expected life	1 year	-
Annualized volatility	100.03%	-
Expected dividends	0%	-

12.

Commitments

i.

On 1 December 2000, the Company entered into a contract for management services with a company controlled by a director and shareholder of the Company requiring the payment of $5,000 per month.  This amount was increased to $12,500 per month effective 1 February 2006.

ii.

On 14 July 2003, the Company entered into a contract for investor relations services with an individual requiring the payment of $4,000 per month.  This amount was increased to $6,000 per month effective 1 February 2006.

iii.

On 10 January 2006, the Company entered into a contract for media and investor relations services with a company requiring the payment of US$3,000 per month and the issue of 200,000 stock options exercisable at $0.60 per common share.  The options have been issued during the three month period ended 28 February 2006 (Note 11).

(25)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2006

iv.

The Company has outstanding and future commitments under mineral property option agreements to pay cash and issue common shares of the Company (Note 6).

v.

The Company must incur mineral property operating expenditures equal to the proceeds of all flow-through shares issued by the Company.  These mineral property operating expenditures must be incurred within a period of two years from the date of issue of the flow-through shares.

13.

Income Taxes

During the period ended 28 February 2006, the Company issued Nil common shares (28 February 2005 - Nil, 30 November 2005 - 10,000,000) on flow-through basis for gross proceeds of $Nil (28 February 2005 - $Nil, 30 November 2005 - $4,500,000).  The flow-through agreements require the Company to renounce certain tax deductions for Canadian exploration expenditures incurred on the Company’s mineral properties to the flow-through participants.  During the three month period ended 28 February 2006, the Company renounced the tax benefits of a total of 10,000,000 flow-through common shares resulting in an income tax recovery of $1,478,400.

As at 30 November 2005, the Company had total net operating losses and mineral property expenditures of approximately $2,996,547 and $2,233,180 respectively.  The right to claim the net operating loss carryforwards will expire at various dates through to the taxation year ending 30 November 2012.  The cumulative exploration expenditures can be carried forward indefinitely.  Because of the uncertainty regarding the Company’s ability to utilize the tax assets in future years, an allowance equal to the full amount has been provided.  Consequently, the income tax benefits resulting from the utilization of these tax assets will be recognized in the year in which they are realized for tax purposes.

14.

Supplemental Disclosures with Respect to Cash Flows

	Cumulative amounts from inception to 28 February 2006	For the three month period ended 28 February 2006	For the three month period ended 28 February 2005
	$	$	$

Cash paid during the period for interest	9,028	541	395
Cash paid during the period for income taxes	-	-	-

During the three month period ended 28 February 2006, the Company issued 250,000 common shares valued at $182,500 for the acquisition of the mineral property interests (Note 6).

(26)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2006

During the three month period ended 28 February 2005, the Company issued 350,000 common shares valued at $87,500 for acquisition of the mineral property interests (Note 6).

During the year ended 30 November 2005, the Company issued 1,313,574 common shares valued at $303,074 and 2,651,787 warrants valued at $1,027,318 for services rendered.

During the year ended 30 November 2005, the Company issued 1,760,000 common shares valued at $599,000 for the acquisition of the mineral property interests (Note 6).

15.

Segmented Information

The Company operates solely in Canada in one reporting segment, mineral production and related activities.

16.

Subsequent Events

The following events occurred subsequent to 28 February 2006:

i.

The Company has engaged Pacific International Securities Inc. (the “Agent”) as the agent for a brokered private placement, on a best efforts basis, of up to 5 million units (the “Unit”) of the Company at $1.85 per Unit, for gross proceeds of up to $9.25 million (the “Offering”).  Each Unit consists of one common share of the Company to be issued on a “flow through share” basis, and one-half of one common share purchase warrant.  Every whole share purchase warrant enables the holder to purchase one additional common share of the Company at an exercise price of $2.10 per share on or before eighteen months after the closing date of the Offering.  The Company has also granted the Agent an over allotment option exercisable at any time prior to the closing of the Offering to increase the size of the Offering by up to an additional 500,000 Units.  The Agent will receive a commission of 7% of the gross proceeds received by the Company payable, at the option of the agent, in cash or, in whole or in part in commission units (the “Commission Units”) of the Company.  These Commission Units will have the same terms as the Units but shall be issued on a non-flow through basis.  In addition, the Agent will receive an Agent’s option equal to 8% of the number of Units sold pursuant to the Offering which is exercisable into one common share of the Company at an exercise price of $2.15 for eighteen months from the date of closing.  This brokered private placement is subject to approval by the regulatory authorities.

ii.

The Company issued an additional 2,530,553 common shares for proceeds of $1,129,284 for share purchase warrants exercised.

iii.

The Company issued an additional 896,164 common shares for proceeds of $555,500 for agent compensation warrants exercised.

(27)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2006

iv.

The Company issued an additional 1,000,000 common shares for proceeds of $200,000 for options exercised.

v.

A total of 100,000 share purchase warrants with an exercise price of $0.40 per common share expired.

17.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States of America (“United States GAAP”).

	For the three month period ended 28 February 2006	For the three month period ended 28 February 2005
	$	$

Statement of loss

Net loss for the period based on Canadian GAAP	(235,130)	(486,469)
Income tax expense on current period United States GAAP adjustments – Flow-through shares (Note 17(i))	(1,478,400)	-

Net loss for the period based on United States GAAP	(1,713,530)	(486,469)

Loss per share, basic and diluted	(0.02)	(0.01)

Shareholders’ equity

Shareholders’ equity based on Canadian GAAP	13,879,926	1,671,707
Flow-through shares (Note 17(i))	-	-

Shareholders’ equity based on United Stated GAAP	13,879,926	1,671,707

(28)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2006

Balance sheet difference

	As at 28 February 2006	As at 28 February 2005	As at 30 November 2005
	$	$	$
Share capital

Canadian GAAP	21,928,567	7,138,877	19,712,747
Flow-through shares (Note 17(i))	2,552,868	1,074,468	1,074,468
Stock-based compensation	189,176	189,176	189,176

United States GAAP	24,670,611	8,402,521	20,976,391

Deficit

Canadian GAAP	(8,048,641)	(5,467,170)	(7,813,511)
Flow-through shares (Note 17(i))	(2,552,868)	(1,074,468)	(1,074,468)
Stock-based compensation	(189,176)	(189,176)	(189,176)

United States GAAP	(10,790,685)	(6,730,814)	(9,077,155)

Statement of cash flows difference

Under United States GAAP, separate subtotals with operating, financing and investing activities would not be presented.

i.

Flow-through shares

Flow-through shares are typically issued by small Canadian Exploration Stage Companies.  The flow-through shares permit the investor to claim deductions for tax purposes related to expenditures incurred by the issuer.  The issuer explicitly renounces the right to claim these deductions.  The investor’s tax basis is reduced by the amount of deductions taken.

Under Canadian GAAP, when the flow-through shares are issued they are recorded at their face value. When the entity acquires assets the carrying value may exceed the tax basis as a result of the enterprise renouncing the deductions to the investors.  The tax effect of the temporary difference is recorded as a reduction in share capital.

(29)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2006

United States GAAP directs that when flow-through shares are issued the proceeds should be allocated between the offering of shares and the sale of tax benefits.  The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the flow-through shares.  A liability is recognized for this difference.  The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time.  Income tax expense is the difference between the amount of the deferred tax liability and the liability recognized on issuance.

During the year ended 30 November 2005, the Company issued 10,000,000 flow-through common shares for total proceeds of $4,500,000.  All of these amounts were renounced to the respective investors during the three month period ended 28 February 2006.

Additionally, under United States GAAP, proceeds from the sale of flow-through shares would be classified as restricted cash until the expenditure actually occurs.  As at 28 February 2006, for United States GAAP purposes, cash of approximately $4,400,000 would be classified as restricted.

ii.

Stock based compensation

The Company records compensation expense for United States GAAP purposes following the fair value method of accounting for stock options.  The Company uses the Black-Scholes option pricing model to value its stock options as described in Notes  and .

iii.

Earnings (loss) per share

Under both Canadian and United States GAAP, basic earnings (loss) per share is computed by dividing the earnings (loss) to common shareholders by the weighted average number of shares outstanding during the period.  For Canadian reporting purposes, fully diluted earnings per share is calculated under the assumption that any convertible notes are converted at the date issued and stock options and warrants exercised at the date of grant.

Under United States GAAP, diluted earnings per share, takes into consideration the weighted average number of shares outstanding during the period and potentially dilutive common shares.  For the three month periods ended 28 February 2006 and 2005, this calculation proved to be anti-dilutive.

Under United States GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.

The weighted average number of common shares outstanding for calculating basic earnings (loss) per share under United States GAAP for the three month periods ended 28 February 2006 and 2005 were 72,141,921 and 37,550,623 respectively.  The calculation of diluted earnings per share for the three month periods ended 28 February 2006 and 2005 proved to be anti-dilutive.

(30)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2006

iv.

Comprehensive income

SFAS No. 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses).  SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the financial statements of the Company.  There are no differences between net loss and comprehensive loss for each of the three month periods ended 28 February 2006 and 2005.

v.

Mineral property expenditures

Under United States GAAP, exploration and prospecting costs are charged to expense as incurred, as are development costs for projects not yet determined by management to be commercially feasible.  Expenditures for mine development are capitalized when the property is determined to have economically recoverable proven reserves but is not yet producing at a commercial level.  Prior to commencing commercial production, revenues relating to development ore, net of mining costs associated with its production, are offset against mine development costs.  Mine development costs incurred to access reserves on producing mines are also capitalized.  Capitalization of all exploration, development, and acquisition costs commences once the Company identifies proven and probable reserves that relate to specific properties.

The mining property is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  If estimated future cash flows expected to result from the use of the mining project and its eventual disposition are less than the carrying amount of the mining property, an impairment is recognized based upon the estimated fair value of the mining property.  Fair value generally is based on the present value of estimated future net cash flows for the mining property, calculated using estimates of proven and probable mining reserves, future prices, operating costs, capital requirements and reclamation costs.

The Company has no determinable proven or probable mineral property reserves at this time.

vi.

Accounting for impairment of long-lived assets and for long-lived assets to be disposed of

For United States reporting purposes, the Company has adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.  In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future and undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized.

(31)

Alberta Star Development Corp.

(An Exploration Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

28 February 2006

vii.

Concentration of credit risk

The Company is exposed to credit losses in the event of non-performance by the counter-parties to the financial instruments but does not expect any counter-parties to fail to meet their obligations.  The Company generally does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of counter-parties.

viii.

Asset retirement obligations

Under United States GAAP, standards are established for the recognition, measurement and disclosure of liabilities for legal obligations associated with the retirement of a tangible long-lived asset that result from its acquisition, construction, development or normal operation.  A liability is generally recognized for such an obligation at its fair value when incurred and a corresponding asset retirement cost is added to the carrying amount of the related asset.  In subsequent periods, the carrying amount of the liability is adjusted to reflect the passage of time and any changes in the timing or amount of the underlying future cash flows.  The asset retirement cost is amortized to expense over the asset’s useful life.

ix.

Costs associated with exit or disposal activities

On 1 December 2003, the Company adopted SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities.  This standard requires that a liability associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of the Company’s commitment to an exit plan.

x.

Accounting for certain financial instruments with characteristics of both liabilities and equity

On 1 December 2003, the Company adopted SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.  This standard requires that certain financial instruments embodying an obligation to transfer assets or to issue equity securities be classified as liabilities.  This standard has no impact on the Company’s financial statements.

xi.

Income taxes

Under United States GAAP, deferred income tax assets and liabilities are revalued for all enacted changes in tax rates.  Under Canadian GAAP, deferred income tax assets and liabilities are revalued for all enacted or substantially enacted changes in tax rates.

xii.

Recent pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

(32)

Form 52-109FM2 – Certification of Interim Filings

I, Tim Coupland, President of Alberta Star Development Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Alberta Star Development Corp., (the “issuer”) for the interim period ended February 28, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: April 21, 2006

/s/ Tim Couplan
Tim Coupland, President

(CEO)

Form 52-109FM2 – Certification of Interim Filings

I, Michael Bogin, Chief Financial Officer of Alberta Star Development Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Alberta Star Development Corp., (the “issuer”) for the interim period ended February 28, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: April 21, 2006

/s/ Michael Bogin
Michael Bogin, Chief Financial Officer

(CFO)